(As filed February 18, 2000)
                                                                File No. 70-9617

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------

                                   FORM U-1/A

                                 AMENDMENT NO.1
                                       TO
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                           Alliant Energy Corporation
                         Alliant Energy Resources, Inc.
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
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                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)
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                   Edward M. Gleason, Vice President-Treasurer
                             and Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                     (Name and address of agent for service)
            ---------------------------------------------------------
                The Commission is requested to send copies of all
              notices, orders and communications in connection with
                        this Application/Declaration to:

     Barbara J. Swan, General Counsel        William T. Baker, Jr., Esq.
     Alliant Energy Corporation              Thelen Reid & Priest LLP
     222 West Washington Avenue              40 West 57th Street
     Madison, Wisconsin 53703-0192           New York, New York 10019

         The Application-Declaration filed in this proceeding on January 28, 2000, is hereby amended as follows:

1.   ITEM 1 -  DESCRIPTION OF PROPOSED TRANSACTION, is amended and restated in
               -----------------------------------
its entierty to read as follows:

         1.1   Background. Alliant Energy Corporation ("Alliant Energy") is a
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registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").1 Its public-utility subsidiaries are Wisconsin Power & Light Company, South Beloit Water, Gas and Electric Company, Interstate Power Company, and IES Utilities Inc. (collectively, the "Operating Companies"). Together, the Operating Companies provide public-utility service to approximately 919,000 electric and 394,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota, and Illinois. Alliant Energy's direct non-utility subsidiaries are Alliant Corporate Services, Inc., a subsidiary service company, and Alliant Energy Resources, Inc. ("Resources"), which serves as the holding company for substantially all of Alliant Energy's energy-related and non-utility investments and subsidiaries.

         1.2   Summary of Proposed Transaction. Resources requests authorization
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to acquire, directly or indirectly through a subsidiary, up to 5,000,000 shares out of a total of 37,500,000 shares of the Series G Senior Preferred Stock , $0.001 par value per share ("Preferred Stock") that are being offered for sale by Capstone Turbine Corporation ("Capstone"), an unaffiliated corporation. The aggregate purchase price to be paid by Resources would be approximately $20 million, or $4.00 per share.2 The Series G Preferred Stock will be issued pursuant to and subject to the terms of a Preferred Stock Purchase Agreement, the form of which is filed confidentially herewith as Exhibit B. In addition, Resources would be made a party to an Investors Rights Agreement, dated as of August 22, 1997, as amended, by and among Capstone, its preferred shareholders and certain of its common shareholders, and would be contractually bound by the terms of an Amended and Restated Stockholders Agreement, dated as of April 7, 1997, as amended ("Stockholders Agreement"). Copies of the Investors Rights Agreement and Stockholders Agreement are filed confidentially herewith as Exhibits A-2 and A-3, respectively. The offering of the Series G Preferred Stock would be made pursuant to an exemption from registration requirements under the Securities Act of 1933 provided by Regulation D promulgated thereunder.

         Capstone intends to use the net proceeds of the offering for working capital and general corporate purposes, including expanding sales and marketing activities, continuing product development efforts, and purchasing of tooling and manufacturing equipment to expand production capabilities.


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1    See WPL Holdings, Inc., et al., Holding Co. Act Release No. 26856
     (Apr. 14, 1998).

2 Although Resources is seeking authority to invest up to $20 million in the Series G Preferred Stock, it is currently contemplated that Resources will purchase only 2,500,000 shares for approximately $10 million.


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


         Resources will finance its purchase of the Preferred Stock using the proceeds of investments by Alliant Energy and/or borrowings under existing credit facilities that are guaranteed by Alliant Energy, as previously authorized,3 and/or available cash.

         1.3   Description of Capstone and its Operations. Capstone, a
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privately-held California corporation that was formed in 1988, designs, fabricates and markets an air-bearing based microturbine that is capable of using various fuels to generate electric power. Capstone's proprietary microturbine technology, referred to as the Capstone MicroTurbine(TM) ("MicroTurbine"), is designed for use as an alternative power source in the multi-billion dollar worldwide market for distributed (or remote) power generation. The Capstone MicroTurbine allows the user to generate electric power on-site for use in a wide range of applications including: standby generation, peak load shaving, resource recovery and hybrid electric vehicles.4 The primary benefits that the Capstone MicroTurbine provide to users are: (i) low cost electric power, (ii) minimal maintenance costs, (iii) remote operability, (iv) high availability and reliability, (v) multi-fuel capability, (vi) flexibility in switching among applications, (vii) ease of installation and adaptation,
(viii) scalability, and (ix) environmentally clean power.

         Capstone currently markets 30 kilowatt ("kW") MicroTurbines that can be used as stand-alone power sources or operated in parallel with the local electric utility grid. As an alternative power source, the Capstone MicroTurbine provides end-users with the opportunity to either replace or supplement existing sources of electric power. Capstone MicroTurbines are marketed to end-users who want to avoid the incremental cost of additional distribution infrastructure or offset an unreliable power supply and instead want to generate power directly on-site with a compact, cost-efficient, multi-fuel capable, reliable, transportable and low emissions power source.

         Capstone MicroTurbines are based on advanced turbo-engineering and emissions designs and sophisticated control technologies that use Capstone's patented air-bearing system and a patented Digital Power Control ("DPC") system. The air-bearing technology utilizes only one moving part and does not require lubrication or liquid cooling, resulting in low maintenance costs. In addition, using the DPC system, MicroTurbines may be remotely operated and managed, enabling users to efficiently monitor performance, fuel input, power generation and time of operation, thereby providing end users with power generation flexibility and cost savings. Capstone out-sources the manufacturing of most of the MicroTurbine's components, with the exception of the proprietary air-bearings, which it manufactures at a facility located in Woodland Hills, California.

         Currently, Capstone is targeting electric power applications requiring less than 2 megawatts ("MW") of power. This niche market is estimated to represent approximately 34,000 MW or $14.0 billion in worldwide sales annually.


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3    See Interstate Energy Corporation, et al., Holding Co. Act Release No.
     26956 (Dec. 18, 1998).

4 Unlike pure electric vehicles, which utilize an energy storage device (such as a battery) which is typically recharged at a fixed recharging station, hybrid electric vehicles (or HEVs) use compressed natural gas to fuel an on-board engine that generates electricity which recharges energy storage devices on an as-needed basis while the HEV is in operation.


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


The company's marketing strategy is to sell MicroTurbines or MicroTurbine sub-components to end users, original equipment manufacturers ("OEMs"), electric and gas utilities, propane distributors, energy marketing and service companies, and manufacturers of hybrid electric vehicle drivetrains. Capstone believes that these customers and distribution channels will, in turn, market the MicroTurbines within a portfolio of power product offerings when servicing their own direct customers' needs.

         Capstone does not own or operate any facilities that are used for the generation, transmission or distribution of electric energy for sale.

         1.4   Principal Terms of Preferred Stock. Capstone currently has
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outstanding six other series of Preferred Stock (Series A through F). The Series
G Preferred Stock will rank pari passu with the Series F Preferred Stock and senior to Capstone's Common Stock and all other series of Capstone's Preferred Stock in terms of dividends and liquidation preference. Under Capstone's Amended and Restated Articles of Incorporation ("Articles of Incorporation"), a copy of which is filed confidentially herewith as Exhibit A-1, the holders of each series of Preferred Stock are entitled to receive, when, as and if paid, cash dividends at an annual rate per share of 10% of the original issue price. Under the Articles of Incorporation, dividends will begin to accrue at the stated rate after March 31, 2005. Capstone has not heretofore declared a cash dividend on any shares of its capital stock.

         The Series G Preferred Stock and the Preferred Stock of every other series will automatically convert into Common Stock of the company (i) on a vote of 51% of the holders of the Preferred Stock or (ii) on an initial public offering by the company with aggregate gross proceeds of at least $30,000,000 and an initial offering price at least equal to $8.00 per share. On a fully converted basis, based on the number of shares of Common Stock and Preferred Stock of Capstone outstanding on January 27, 2000, and assuming no further issuances of Preferred Stock (other than the currently approved 37,500,000 shares Series G Preferred Stock to be issued) prior to the conversion date, the shares of Common Stock which would be received by Resources upon conversion would represent not more than 4.8% of the total number of shares of Common Stock of the company then outstanding.

         Each holder of Series G Preferred Stock will have the right to that number of votes equal to the number of shares of Common Stock issuable on conversion of the Series G Preferred Stock into Common Stock. The Series G Preferred Stock would vote as a single class with all other series of Preferred Stock on all matters, except as provided in the Articles of Incorporation or as otherwise required by law. The Investors Rights Agreement, to which Resources will become a party, provides that, without the consent of a majority in interest of all series of Preferred Stock voting together as a single class, Capstone will not: (i) make dividends or distributions in respect of its Common Stock; (ii) purchase any shares of Common Stock, Preferred Stock or warrants, other than as provided in the Articles of Incorporation; (iii) make any guaranties other than in the ordinary course of business on behalf of the company or any wholly-owned subsidiary; (iv) consummate any merger, unless the company is the survivor; or (v) mortgage, pledge, or create a security interest in all or substantially all of the company's assets (unless unanimously authorized by the company's board of directors).

         The Investors Rights Agreement also contains anti-dilution provisions, additional restrictions on transfers of the Preferred Stock that would apply prior to an initial public offering by the company or the occurrence of certain


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


other specified events, registration rights, and rights to obtain audited and quarterly unaudited financial statements.

         The Stockholders Agreement provides for the election of directors of the company. The holders of the Series G Preferred Stock will be contractually bound by the Stockholders Agreement, and therefore will be obligated to vote for directors designated by holders of the company's Common Stock and by holders of the Series A and Series B Preferred Stock. The Stockholders Agreement terminates on the earlier of April 9, 2007 or upon an initial public offering of the company meeting certain standards set forth in the company's Articles of Incorporation.

         1.5   Distribution Agreement. In conjunction with the proposed
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transaction, Resources and Capstone intend to enter into a Packaging and
Distribution Agreement ("Distribution Agreement") under which Capstone would appoint Resources as a distributor of Capstone products, including completed Capstone MicroTurbine assemblies, subassemblies, and parts (including controls and software) which are used or will be used by customers in stationary electric power generation applications. Resources would have the right under such Distribution Agreement, directly or through subdistributors (which may be subsidiaries of Resources),5 to promote, market, sell, install, commission and service Capstone products on either an exclusive or non-exclusive basis. As a condition to its appointment as a distributor of Capstone products, Resources may also agree to purchase a specified number of completed MicroTurbine system assemblies. It is contemplated that Resources would remarket Capstone products to customers and/or package such products with other products and materials manufactured or acquired by Resources (or a subsidiary) for ultimate sale to customers. The definitive terms of the Distribution Agreement have not yet been fully negotiated.


2.   ITEM 5 - PROCEDURE, is hereby amended and restated to read as follows:
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         The Commission has heretofore published a notice under Rule 23 with respect to the filing of the Application/Declaration in this proceeding (Holding Co. Act Release No. 27132 (February 4, 2000). Since the date of the notice, Capstone has revised its offering of the Series G Preferred Stock in certain respects. Specifically, Capstone has increased the size of the offering (from 25,000,000 shares to 37,500,000 shares) and increased the offering price (from $3.00 per share to $4.00 per share). As a result of these changes, Resources has reduced the maximum number of shares of the Series G Preferred Stock it is proposing to purchase from 6,666,666 to 5,000,000. The maximum cash consideration for the Series G Preferred Stock to be paid by Resources remains unchanged ($20,000,000).

         The applicants submit that there is no requirement for the Commission to publish a new notice under Rule 23 with respect to the proposed transaction to reflect the changes noted above. The proposed maximum investment by Resources, as stated immediately above, will remain unchanged. Further, the


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5    Resources has certain existing subsidiaries (among them Industrial Energy
     Applications, Inc.) which are already generally engaged in the business of designing, building and operating stand-by generation, cogeneration and similar industrial and commercial energy facilities. Resources may also form one or more new subsidiaries pursuant to Rule 58(b)(iv) to act as subdistributors.


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


applicants submit that the increase in the per share price of the Series G Preferred Stock from $3.00 to $4.00 is not a material change requiring a new notice to the public. In this regard, it is unclear that the per share price of the Series G Preferred Stock is even relevant to any findings that the Commission must make in order to approve the investment.6

         If, however, the Commission concludes that the changes to the proposed transaction require a new notice under Rule 23, then the applicants respectfully request that such notice be issued as soon as practicable in order to accommodate a closing on the proposed transaction not later than March 16, 2000. The applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                        ALLIANT ENERGY CORPORATION


                                        By: /s/ Edward M. Gleason
                                           -------------------------------
                                           Name:  Edward M. Gleason
                                           Title: Vice President-Treasurer and
                                           Corporate Secretary


                                        ALLIANT ENERGY RESOURCES, INC.


                                        By: /s/ Edward M. Gleason
                                           -------------------------------
                                           Name:  Edward M. Gleason
                                           Title: Vice President-Treasurer and
                                           Corporate Secretary

Date:    February 18, 2000


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6    Under Section 10(b)(2) of the Act, in order to deny a proposed acquisition of securities or utility assets, the Commission must find that the consideration paid "is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be
                                 --------------------------------------------
     acquired or the utility assets underlying the securities to be acquired."
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     (Emphasis added). Because Capstone is not a public utility, it is unclear that the requirements of Section 10(b)(2) are applicable to this transaction. In any event, the proposed transaction involves significant investment risk for Resources. Resources' return is dependent primarily upon the future commercial success of Capstone and its proprietary technology.


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